SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 18, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 18, 2018 regarding “Ericsson announces changes to Executive Team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 18, 2018

PRESS RELEASE July 18, 2018

Ericsson announces changes to Executive Team

•	Jan Karlsson is appointed Senior Vice President, Head of Business Area Digital Services, and member of Ericsson’s Executive Team, effective August 1, 2018

•	Business Area Digital Services is executing on its strategy and tracking towards a turnaround

•	Jan Karlsson has been acting in this position since February 1, 2018

Ericsson (NASDAQ: ERIC) has appointed Jan Karlsson Senior Vice President, Head of Business Area Digital Services, effective August 1, 2018. Effective the same date he will become member of the Ericsson Executive Team.

Börje Ekholm, President and CEO, says: “I am very pleased to welcome Jan as a permanent member to the Executive Team. Under his leadership he has ensured that we have continued to execute on our plans to turn the business around in Digital Services.”

Karlsson has held several executive positions within Ericsson since he joined the company in 2014. Most recently he held the position as Head of Solution Area BSS within Business Area Digital Services. Before joining Ericsson, Karlsson was CEO of DigitalRoute, an independent software vendor focusing on data collection and pre-processing across telco and non-telco verticals.

NOTES TO EDITORS

For media kits, backgrounders, and high-resolution photos, please visit www.ericsson.com/press

Jan Karlsson’s bio

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ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency, and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com